Exhibit 99.1
PRESS RELEASE
January 28, 2026

On Announces Appointment of New Chief Financial Officer

ZURICH, Switzerland – January 28, 2026 – On Holding AG (NYSE: ONON) (“On”), the global premium sportswear brand, today announced that Frank Sluis will join the company as Chief Financial Officer (CFO), effective May 1, 2026.

Frank brings a global financial toolkit shaped by leadership at significant scale, making him ideally positioned to support On’s global ambitions and act as a valuable partner to our management team. His background combines deep expertise in steering large, international organizations with the financial discipline required to support our rapid expansion.

Most recently, Frank served as Chief Financial Officer for Europe & Indonesia at Ahold Delhaize, one of the world’s leading food retail groups, a position he held since 2021. In this role, he managed the financial operations for well over EUR 30 billion in annual net sales and led a large-scale international finance, procurement, and sourcing organization of approximately 800 professionals.
With more than 25 years of experience at leading consumer businesses, including finance leadership positions at Reckitt Benckiser and Unilever, Frank brings a clear understanding of consumer behavior and globally successful brands - capabilities that are critical as On further cements its position as the most premium global sportswear brand.

Frank was born and raised in the Netherlands and over the course of his professional career has spent significant time internationally, including in the United States. Passionate about sports from a young age, Frank is an avid marathon runner and has competed in multiple triathlons.

Frank succeeds Martin Hoffmann, who took on an expanded role as sole Chief Executive Officer (CEO) last year, while continuing his CFO responsibilities. Martin will continue to oversee the Finance organization until Frank’s start date to ensure a seamless handover.

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “We set out to identify the next right financial leader for On. Frank stood out for his personal drive that will match our pace from day one, his credibility as a strategic partner to the Board and the CEO, and his proven ability to align long-term vision and financial leadership.”

Martin Hoffmann, CEO of On, added: “Frank joins On at an exciting moment - our brand is resonating globally, our vision is clear, and we are executing with a level of precision that continues to drive record results. He complements our management team with experience at a scale significantly larger than where we are today, yet fully aligns with our values. Frank brings a passion for our brand and a leadership style that will empower our talented team to reach new heights, and I look forward to partnering with him to further unlock our potential.”

Frank Sluis, incoming CFO of On, said: “On is a truly unique company - combining a powerful brand, strong values, and an ambitious global growth trajectory. I am deeply passionate about sports and sustainability, and I strongly believe in On’s mission and culture. I could not be more excited to join the team and contribute to On’s journey forward.”

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Sixteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 80 countries globally and engages with a digital community on www.on.com.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.

Among other things, On’s quotations from management in this press release and other written materials, as well as On’s strategic and operational plans, including regarding management transitions, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Corporate